                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            XCEL ENERGY INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    98389B100
                                 (CUSIP Number)

                                   12/01/2006
             (Date of Event Which Requires Filing of this Statement)

     Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

CUSIP No. 98389B100                    13G                     Page 1 of 1 Pages


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1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Pictet Asset Management SA("PAM SA")

          The reporting person disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by three non-U.S. investment funds, both managed by PAM SA.
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2    Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [ ]
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3    SEC Use Only
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4    Citizenship or Place of Organization
     Pictet Asset Management SA - Switzerland
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                    5    Sole Voting Power:
                         Pictet Asset Management SA:
                         21,168,660
      Number of     ------------------------------------------------------------
       Shares       6    Shared Voting Power:
    Beneficially         Pictet Asset Management SA: None
      Owned by      ------------------------------------------------------------
        Each        7    Sole Dispositive Power:
      Reporting          Pictet Asset Management SA:
     Person With         21,168,660
                    ------------------------------------------------------------
                    8    Shared Dispositive Power:
                         Pictet Asset Management SA: None
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9    Aggregate Amount Beneficially Owned by Each Reporting Person
     Pictet Asset Management SA: 21,168,660
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10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares        [ ]
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11   Percent of Class Represented by Amount in Row (9)
     Pictet Asset Management SA: 5.20%
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12   Type of Reporting Person:
     Pictet Asset Management SA: IA
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Item 1.

     (a)  Name of Issuer: XCEL ENERGY INCORPORATED

     (b)  Address of Issuer's Principal Executive Offices:

          800 NICOLLET MALL
          MINNEAPOLIS, MN 55402
          UNITED STATES

Item 2.

     (a)  Names of Person Filing:

          Pictet Asset Management SA("PAM SA")

     (b)  Address of Principal Business Office or, if none, Residence:

          Pictet Asset Management SA:

          60 ROUTE DES ACACIAS
          GENEVA 73
          SWITZERLAND
          CH-12 11

     (c)  Citizenship:

          Pictet Asset Management SA: United Kingdom

     (d)  Title of Class Securities: COMMON STOCK

     (e)  CUSIP Number: 98389B100

Item 3. If this statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) or
(c), check whether the person is A

     Not applicable.

Item 4. Ownership

     The reporting persons disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by three non-U.S. investment funds, both are managed by PAM SA.

     (a)  Amount Beneficially Owned:

          Pictet Asset Management SA: 21,168,660

     (b)  Percent of Class:

          Pictet Asset Management SA: 5.20%

     (c)  Number of shares as to which such person has:

          Pictet Asset Management SA:

          (i)  sole power to vote or to direct the vote: 21,168,660

          (ii) shared power to vote or to direct the vote: None

          (iii) sole power to dispose or to direct the disposition of:
               21,168,660

          (iv) shared power to dispose or to direct the disposition of: None

Item 5. Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     See answer to Item 2 (a)

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of the Group

     Not applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date: 4TH DECEMBER 2006


                                        /s/ David Cawthrow
                                        ----------------------------------------
                                        David Cawthrow
                                        Chief Compliance Officer

                         AGREEMENT OF REPORTING PERSONS

     The undersigned herby agree that the foregoing Schedule 13G is filed on behalf of the undersigned.

Pictet Asset Management SA


By: /s/ David Cawthrow
    ---------------------------------
    David Cawthrow,
    Chief Compliance Officer